Exhibit 4.2

Description of Exterran Corporation’s Securities Registered
Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2019, the only class of securities registered by Exterran Corporation under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was our common stock. The following is a summary of the terms of our common stock based on our restated certificate of incorporation, our amended and restated bylaws (our “bylaws”) and applicable provisions of Delaware law. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our articles of incorporation and our bylaws, each of which are filed as exhibits to this Annual Report on Form 10-K, and applicable provisions of Delaware law. You should read these documents for additional information regarding our common stock that may be important to you. Unless the context otherwise requires, references to “we,” “us,” and “our” are solely to Exterran Corporation and not to any of its subsidiaries or affiliates.

Authorized Capital Stock

Our authorized capital stock consists of 250 million shares of common stock and 50 million shares of preferred stock, issuable in series. Each authorized share of common stock has a par value of $0.01. The authorized shares of preferred stock have a par value of $0.01 per share.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

Holders of our common stock are entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Any dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

•	general business conditions;

•	industry practice;

•	our financial condition and performance;

•	our future prospects;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions applicable laws and our credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our shareholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock are fully paid and nonassessable.

Preferred Stock

At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek shareholder approval.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. In addition, the provision in our restated certificate of incorporation permitting such issuances cannot be amended without approval of holders of a majority of our shares of common stock outstanding. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Limitation on Liability of Directors, Indemnification of Directors and Officers and Insurance

The Delaware General Corporation Law (the “DGCL“) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our restated certificate of incorporation will include such an exculpation provision.
Our restated certificate of incorporation provides that no director will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	Any breach of the director’s duty of loyalty to our Company or our shareholders.

•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

•	Any transaction from which the director derived an improper personal benefit.

Additionally, Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, shareholder vote, agreement or otherwise. Our restated certificate of incorporation and amended and restated bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard will be applicable in the case of derivative actions, except that indemnification will only extend to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval will be required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We also have insurance policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. The insurance provides coverage, subject to its terms and conditions, if the Company is unable to indemnify (e.g., due to bankruptcy), or is legally prohibited from indemnifying, the directors and officers for a covered wrongful act.

Delaware Statutory Business Combination Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prevents an “interested shareholder,” which is defined generally as a person owning 15 percent or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date on which that person became an interested shareholder unless:

•
Before that person became an interested shareholder, the board of directors of the corporation approved the transaction in which that person became an interested shareholder or approved the business combination;

•
On completion of the transaction that resulted in that person’s becoming an interested shareholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
Following the transaction in which that person became an interested shareholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested shareholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested shareholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Anti-Takeover Effects of Provisions of Our Organizational Documents

Some of the provisions of our restated certificate of incorporation and amended and restated bylaws discussed below may have the effect, either alone or in combination with Section 203 of the DGCL, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a shareholder might consider to be in its best interest.

Our restated certificate of incorporation provides that our shareholders may act only at an annual or special meeting of shareholders and may not act by written consent. Our amended and restated bylaws provide that a special meeting of our shareholders may only be called by the chairman of our board, any vice chairman or our president or a majority of the number of directors that we would have if there were no vacancies or unfulfilled newly created directorships. Our restated certificate of incorporation also includes a forum selection clause designating the Court of Chancery of the State of Delaware, unless we consent in writing to the selection of an alternative forum, as the sole and exclusive forum for derivative actions, actions asserting a claim for breach of fiduciary duties and certain other matters.

Our restated certificate of incorporation provides that the number of directors is fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time. Our restated certificate of incorporation and amended and restated bylaws provide that directors may be removed with or without cause and by a majority vote of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the director in which the vacancy occurred. These provisions prevent our shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Our amended and restated bylaws contain advance notice and other procedural requirements that apply to shareholder nominations of persons for election to our board of directors at any annual or special meeting of shareholders and to shareholder proposals that shareholders take any other action at any annual meeting. In the case of any annual meeting, a shareholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of shareholders. These shareholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of shareholders for the election of directors, a shareholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our amended and restated bylaws prescribe specific information that any such shareholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

Our restated certificate of incorporation and amended and restated bylaws provide that our shareholders may adopt, amend and repeal our amended and restated bylaws by the affirmative vote of a majority of the voting power of our then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Our restated certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our amended and restated bylaws.

As discussed above under “—Preferred Stock,” our restated certificate of incorporation authorizes our board of directors, without the approval of our shareholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common shareholders.

In addition to the purposes described above, these provisions of our restated certificate of incorporation and amended and restated bylaws are also intended to increase the bargaining leverage of our board of directors, on behalf of our shareholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its shareholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving shareholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling shareholder. The concentration of control in our company that could result from such an offer could deprive our remaining shareholders of the benefits of listing on the national stock exchange on which our common stock will be traded and public reporting under the Exchange Act.

While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our shareholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the board of directors terms that are fair to all shareholders. Our board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all shareholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our board of directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our shareholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our shareholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

Stock Exchange Listing

Our common stock is listed and traded on the New York Stock Exchange under the stock symbol “EXTN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer.